Mail Stop 4561

December 7, 2009

Via U.S. mail and facsimile
John P. Daglis
President, Chief Executive Officer
Axiologix Education Corporation
501 Scarborough Dr., Suite 308E
Egg Harbor Township, NJ 08234

>   **Re: Axiologix Education Corporation**
>   **Amendment No. 2 to Registration Statement on Form S-1**
>   **Filed November 23, 2009**
>   **File No. 333-161321**

Dear Mr. Daglis:

We have reviewed your response letter and amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated October 13, 2009.

General

1.   We note your response to prior comment 1. However, you have not provided any disclosure in this amendment on these "offers" and the attendant risks. Please provide risk factor disclosure and related disclosure as appropriate.

2.   In your response to prior comment 3, you disclose that your resellership agreements with Seacliff Education Solutions, Contour Data, and Edumedia are still only potential agreements, with no agreements finalized. However, in the "About Us" section of your website, you appear to provide contrary disclosure. For example, you disclose on your website:

        a. That "Axiologix was given exclusive rights to re-sell the eBoard and Curricuplan solutions" of Seacliff Education Solutions; and

       b.   That "Contour Data Corporation has contracted with Axiologix to remarket it's Student Tracker solution."

Please explain these references, which appear contrary to the disclosure in your public filing.

<u>Summary, page 4</u>

3.   Please disclose prominently in your summary section that you have not finalized an exclusive resellership with any of the companies whose products you plan to sell, and that all such agreements are still only potential agreements.

<u>Executive Compensation, page 27</u>

4.   Consistent with your response to the third bullet point of comment 6 below, please provide the disclosures required by Item 402(n)(2)(v) of Regulation S-K and the instruction thereto.

<u>Financial Statements</u>

<u>General</u>

5.   Revise to include the audited statements of operations and audited statements of cash flows for the period from April 29, 2009 (inception) to May 31, 2009 pursuant to Rule 8-02 of Regulation S-X. These financial statements should be filed in addition to the cumulative-to-date financial statements for the period from inception (April 29, 2009) to August 31, 2009.

<u>Note 7 – Stockholders' Equity, page F-9</u>

6.   Please explain further the following as it relates to the information provided in response to prior comment 7:
- You indicate that the company treated the value of the services performed as a capital contribution and debited APIC and credited common stock. Tell us why you did not expense these services as start-up costs (i.e. preopening costs, preoperating costs, or organization costs) pursuant to SOP 98-5.
- You indicate that in valuing the founders' services, you considered the services rendered, the cost that would have been incurred had the work been conducted by third parties, and the amount of time expended in execution of the work on the company's behalf. For each of Messrs. Daglis, Ramadan, Romito, Seaverns and Dr. Siliunas, please provide a <u>separate</u> schedule that includes a description of the services rendered (including hours incurred) and the value assigned to such services.

- Please explain further how you determined that the company's CEO did not meet the definition of employee as defined in Appendix E to SFAS 123R and why you believe that EITF 96-18 versus SFAS 123R would be the applicable guidance for the 8,580,000 shares issued to Mr. Daglis. To the extent that these services related to Mr. Daglis' ultimate employment with the company, then explain further how you determined the fair value of the shares issued and how you considered the shares issued for cash to third-party investors within five days of such issuance when determining the fair value of the Mr. Daglis' stock.

****

As appropriate, please amend your filing in response to these comments. Each responsive amendment should also include a marked copy of the amended filing that conforms with the provisions of Rule 310 of Regulation S-T. Marked copies such as those in HTML format that show changes within paragraphs help us to expedite our review. Please furnish a cover letter with each amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Kevin Dougherty at (202) 551-3271 or, in his absence, the undersigned at (202) 551-3735 with any other questions.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: Via Facsimile (206) 493-2777
        Faiyaz Dean, Esq.
        Dean Law Corp.